UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
SEC FILE NUMBER
CUSIP NUMBER

(Check One): / / Form 10-K     / / Form 20-F    / / Form 11-K
             /X/ Form 10-Q     / / Form N-SAR
           For Period Ended: March 31, 2001

         / / Transition Report on Form 10-K
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form N-SAR For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TENGASCO, INC.
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Full Name of Registrant

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Former Name if Applicable

603 Main Avenue
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Address of Principal Executive Office (Street and Number)

Knoxville, TN 37902
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is unable to complete its financial statements in time to file by the May 15, 2001 filing date. The delay in completing the financial statements is due to Registrant's inability to provide Registrant's Auditors with the completed financial statements to allow sufficient time for the Audiors' review of the statements. It is expected that the Form 10-Q will be filed by the end of the extension period.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

KENNETH N. MILLER                 212                944-2200
------------------         ---------------     --------------------
     (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                    /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              /X/ Yes  / / No



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 TENGASCO, INC.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2001                            By

                                                   /s/ Robert M. Carter
                                                   --------------------
                                                   ROBERT M. CARTER
                                                   President

                              RIDER TO FORM 12b-25

          The net loss for the three months ended March 31, 2001 increased $243,115 from the net loss for the comparable 2000 period. This increase is attributable to the following:

          - Depletion, depreciation and amortization increased $34,500. This difference was due to a change in estimate and depreciation on additional equipment purchased in 2000.

          - General and administrative costs increased $133,032 for the 2001 period due to an increase in insurance coverage, and public relations cost.

          - Legal and accounting fees increased $88,988 for the first three months of 2001. The increase was for additional accounting services provided by the Company's auditors and attorney fees associated with year end filings.